February 17, 2012

VIA EDGAR

Mr. Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Searchlight Minerals Corp. Form 10-K for the Fiscal Year ended December 31, 2010 Filed March 4, 2011 File No. 000-30995

Dear Mr. Hiller:

On behalf of Searchlight Minerals Corp. (the “Company”), we write in connection with discussions between the Company and the staff of the Securities and Exchange Commission (the “Commission”), relating to various comment letters (the “Comment Letters”) with respect to the above-referenced Annual Report on Form 10-K. The Company has responded by the filing of this letter (the “Response Letter”) with the Commission, which has been filed electronically as correspondence on EDGAR.

Pursuant to our discussions, the Company is hereby submitting, as correspondence, proposed forms of portions of the following filings intended to be made by the Company in response to the Comment Letters and the Company’s discussions with the Commission:

•	Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2010,
•	Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2011,
•	Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2011, and
•	Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2011.

Mr. Karl Hiller

United States Securities and Exchange Commission

February 17, 2012

Specifically, the Company is submitting proposed additional revisions to the following sections in each periodic report:

•	Explanatory Note – Summary of 2007 and 2008 Warrants;
•	Critical Accounting Policies – Impairment of long-lived assets;
•	Restatement of Consolidated Financial Statements - Summary of 2007 and 2008 Warrants; and
•	Financial Statements - Impairment of long-lived assets (Note 1).

In addition, with respect to Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2010, the Company is submitting proposed additional revisions to the following sections of that report:

•	Controls and Procedures - Form of Report re Internal Control Over Financial Reporting of Brown Armstrong Accountancy Corporation; and
•	Financial Statements - Form of Audit Report of Brown Armstrong Accountancy Corporation.

The Company is submitting the proposed forms of only the proposed changed pages to these periodic reports in PDF form.

The Company intends to file, with the formal filing of the amended periodic reports, the audit report of the Company’s prior auditors, Kyle L. Tingle, CPA, LLC (in the same form as filed with the original Annual Report on Form 10-K for the year ended December 31, 2010), as well as consents from the current and prior auditors.

Please let us know if you have any further comments or observations with respect to the attached materials.

In connection with the Company’s response to the Staff’s comment letter, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Karl Hiller

United States Securities and Exchange Commission

February 17, 2012

We hope that our responses fully address your inquiries. Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours,

/s/ Jeffrey P. Berg
Jeffrey P. Berg
of BAKER & HOSTETLER LLP

JPB/jmb

ENCLOSURES